Exhibit 4.5

SUPPLEMENTAL INDENTURE

SUPPLEMENTAL INDENTURE, dated as of July 27, 2004 (this “Third Supplemental Indenture”), by and between Apogent Technologies Inc., a Wisconsin corporation (the “Company”), having its principal office at 30 Penhallow Street, Portsmouth, New Hampshire 03801 and The Bank of New York, a New York banking corporation, as Trustee (the “Trustee”) to the Indenture (as defined below), having its principal corporate trust office at 101 Barclay Street, Floor 8 West, New York, New York 10286.

W I T N E S S E T H:

WHEREAS, the Company, the guarantors identified on the signature pages thereto (collectively, the “Initial Guarantors”) and the Trustee have heretofore executed and delivered an Indenture, dated as of June 2, 2003, (the “Original Indenture”) pursuant to which the Company issued $250 million aggregate principal amount of 6½% Senior Subordinated Notes due 2013 (the “Notes”);

WHEREAS, the Company, the guarantors identified on the signature pages to the Original Indenture, Quality Scientific Plastics, Inc. (the “First Supplemental Guarantor”) and the Trustee have heretofore executed and delivered a Supplemental Indenture, dated as of September 2, 2003 (the “First Supplemental Indenture”);

WHEREAS, the Company, the guarantors identified on the signature pages to the Original Indenture, the Trustee and ARG Services LLC, EP Scientific Products LLC and PACTECH, LLC (collectively, the “Second Supplemental Guarantors” and together with the Initial Guarantors and the First Supplemental Guarantor, the “Guarantors”) have heretofore executed and delivered a Supplemental Indenture, dated as of April 12, 2004 (the “Second Supplemental Indenture and, together with the Original Indenture and the First Supplemental Indenture, the “Indenture”);

WHEREAS, Section 9.02 of the Original Indenture provides that the Company and the Trustee may, with certain exceptions, amend the Indenture, the Notes and the Subsidiary Guarantees (as defined in the Indenture) with the consent of the Holders (as defined in the Original Indenture) of at least a majority in principal amount of the Notes;

WHEREAS, the Company has distributed an Offer to Purchase and Consent Solicitation Statement, dated as of May 28, 2004, as amended by the Amended Offer to Purchase and Consent Solicitation Statement, dated as of July 13, 2004 (as amended, the “Solicitation Statement”), and accompanying Letter of Transmittal and Consent, dated as of May 28, 2004, as amended by the Amended Letters of Transmittal and Consent, dated as of July 13, 2004, to the Holders of the Notes in connection with certain proposed amendments to the Indenture as described in the Solicitation Statement (the “Proposed Amendments”);

WHEREAS, the Holders of at least a majority of the outstanding principal amount of the Notes have duly consented to the Proposed Amendments; and

WHEREAS, the execution and delivery of this Third Supplemental Indenture have been duly authorized by all necessary corporate action on the part of the Company and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I- AMENDMENTS

Section 1.1. Amendments to the Indenture and Notes.

(a) The following Sections and Articles of the Original Indenture, and any corresponding provisions in the Notes, are hereby deleted in their entirety and replaced with “Intentionally Omitted.”:

Existing Section/Article Number	Caption
Section 3.09	Offer to Purchase by Application of Excess Proceeds

Section 4.03	Reports

Section 4.07	Restricted Payments

Section 4.08	Dividend and Other Payment Restrictions Affecting Subsidiaries

Section 4.09	Incurrence of Indebtedness and Issuance of Preferred Stock

Section 4.10	Asset Sales

Section 4.11	Transactions with Affiliates

Section 4.12	Liens

Section 4.13	Business Activities

Section 4.15	Offer to Repurchase Upon a Change of Control

Section 4.19	Termination of Covenants when Notes Rated Investment Grade

(b) The following definitions listed in Section 1.01 of the Original Indenture are hereby deleted and replaced with “Intentionally Omitted.”:

“Acquired Debt”

“Beneficial Owner”

“Change of Control”

“Common Stock Tender Offer”

“Consolidated Assets”

“Consolidated Cash Flow”

“Consolidated Net Income”

“Consolidated Net Worth”

“Existing Indebtedness”

“Fixed Charges”

“Fixed Charge Coverage Ratio”

“Foreign Restricted Subsidiary”

“Investment Grade”

“Investments”

“Net Income”

“Permitted Investments”

“Permitted Refinancing Indebtedness”

“Rating Agency”

“Restricted Investment”

“Voting Stock”

(c) The definition of “Additional Notes” in Section 1.01 of the Original Indenture is hereby amended by deleting the reference to Section 4.09.

(d) Clause (1) of the definition of “Asset Sale” in Section 1.01 of the Indenture is hereby deleted and replaced with the following:

“the sale, lease, conveyance or other disposition of any assets or rights, other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole shall be governed by Section 5.01 hereof; and”

(e) Clause (6) of the definition of “Asset Sale” in Section 1.01 of the Original Indenture is hereby deleted and replaced with “Intentionally Omitted.”

(f) The definition of “Credit Facilities” in Section 1.01 of the Original Indenture is hereby amended by deleting the following: “, provided that such increase is permitted by Section 4.09.”

(g) The definition of “Disqualified Stock” in Section 1.01 of the Original Indenture is hereby amended by deleting the last sentence of the definition.

(h) The last paragraph of the definition of “Unrestricted Subsidiary” in Section 1.01 of the Original Indenture is deleted and replaced with the following:

“Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date. The Board of Directors of the

Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if no Default or Event of Default would be in existence following such designation.”

(i) The following definitions listed in Section 1.02 of the Original Indenture are hereby deleted and replaced with “Intentionally Omitted”:

“Affiliate Transaction”

“Asset Sale Offer”

“Change of Control Offer”

“Change of Control Payment”

“Change of Control Payment Date”

“Excess Proceeds”

“incur”

“Offer Amount”

“Offer Period”

“Permitted Debt”

“Purchase Date”

“Restricted Payments”

(j) The references in paragraph (i) of Section 2.06 of the Original Indenture to Sections 3.09, 4.10 and 4.15 of the Indenture are hereby deleted.

(k) The first sentence of Section 3.03 of the Original Indenture is hereby amended by deleting the following: “Subject to the provisions of Section 3.09 hereof.”

(l) The first sentence of the second paragraph of Section 4.17 of the Original Indenture is hereby deleted and replaced with the following: “Notwithstanding the foregoing, no existing or newly acquired or created Subsidiary that is not already a Guarantor shall be required to execute a supplemental indenture unless such Subsidiary Guarantees Indebtedness of the Company under the Credit Facility.”

(m) The second and third sentences of Section 4.18 of the Original Indenture are hereby deleted.

(n) Clause (4) of Section 5.01 of the Original Indenture is hereby deleted and replaced with “Intentionally Omitted.”

(o) The first sentence of the paragraph immediately following paragraph (4) of Section 5.01 of the Original Indenture is hereby deleted.

(p) The references in clause (3) of Section 6.01 of the Original Indenture to Sections 4.10 and 4.15 of the Indenture are hereby deleted.

(q) Clauses (4), (6), (7), (9) and (10) of Section 6.01 of the Original Indenture are hereby deleted and replaced with “Intentionally Omitted.”

(r) The first sentence of the first paragraph and the second sentence of the second paragraph of Section 6.02 of the Original Indenture are hereby deleted.

(s) The second sentence of the first paragraph of Section 6.02 of the Original Indenture is hereby amended to delete the following: “other.”

(t) Paragraph (e) of Section 7.07 of the Original Indenture is hereby deleted and replaced with the following:

“When the Trustee incurs expenses or renders services after:

(1) the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(A) commences a voluntary case,

(B) consents to the entry of an order for relief against it in an involuntary case,

(C) consents to the appointment of a custodian of it or for all or substantially all of its property,

(D) makes a general assignment for the benefit of its creditors, or

(E) generally is not paying its debts as they be-come due; or

(2) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(A) is for relief against the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary in an involuntary case;

(B) appoints a custodian of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary or for all or substantially all of the property of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary; or

(C) orders the liquidation of the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any Bankruptcy Law.”

(u) The references in Section 8.03 of the Original Indenture to Sections 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.15, 4.19 and clause (4) of Section 5.01 of the Original Indenture are hereby deleted.

(v) The last sentence in Section 8.03 of the Original Indenture is hereby deleted and replaced with the following: “In addition, upon the Company’s exercise under Section 8.01 hereof of the option applicable to this Section 8.03 hereof, subject to the satisfaction of the conditions set forth in Section 8.04 hereof, Section 6.01(3) and 6.01(5) hereof will not constitute Events of Default.”

(w) The first paragraph of Section 9.02 of the Original Indenture is hereby amended by deleting the following: “(including, without limitation, Sections 3.09, 4.10 and 4.15 hereof).”

(x) Clause (2) of the fourth paragraph of Section 9.02 of the Original Indenture is hereby amended by deleting the following: “except as provided above with respect to Sections 3.09, 4.10 and 4.15 hereof.”

(y) Clause (7) of the fourth paragraph of Section 9.02 of the Original Indenture is hereby amended by deleting “(including a payment required by Sections 3.09, 4.10 and 4.15 hereof).”

(z) Clause (2)(b) of Section 10.04 of the Original Indenture is hereby amended by deleting “, including without limitation, Section 4.10 hereof.”

(aa) Paragraph (a) of Section 10.05 of the Original Indenture is hereby amended by deleting the two instances of “, including without limitation, Section 4.10 hereof.”

(bb) Paragraph (c) of Section 10.05 of the Original Indenture is hereby amended by deleting the following: “and at any time after the termination of certain covenants as provided in Section 4.19 of this Indenture.”

(cc) Pursuant to Section 4 of the Notes, any definitions used exclusively in the provisions of the Notes that are deleted pursuant to this Section 1.1, and any definitions used exclusively within such definitions, are hereby deleted in their entirety from the Notes, and all references in the Notes to paragraphs, Sections, Articles or other terms or provisions of the Original Indenture referred to in this Section 1.1 or that have been otherwise deleted pursuant to this Third Supplemental Indenture are hereby deleted in their entirety or revised to conform herewith.

ARTICLE II- MISCELLANEOUS

Section 2.1. Effect of Supplemental Indenture. From and after the Amendment Operative Date (as defined in Section 2.14 hereof), the Indenture and the Notes shall be supplemented in accordance herewith, and this Third Supplemental Indenture shall form a part of the Indenture and the Notes for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

Section 2.2. Indenture Remains in Full Force and Effect. Except as supplemented by this Third Supplemental Indenture, all provisions in the Indenture and the Notes shall remain in full force and effect.

Section 2.3. References to Supplemental Indenture. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Third Supplemental Indenture may refer to the Indenture without making specific reference to this Third Supplemental Indenture, but nevertheless all such references shall include this Third Supplemental Indenture unless the context requires otherwise.

Section 2.4. Conflict with Trust Indenture Act. If any provision of this Third Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this Third Supplemental Indenture, the provision of the TIA shall control. If any provision of this Third Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Third Supplemental Indenture, as the case may be.

Section 2.5. Severability. If any court of competent jurisdiction shall determine that any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 2.6. Terms Defined in the Indenture. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

Section 2.7. Headings. The Article and Section headings of this Third Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Third Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 2.8. Benefits of Third Supplemental Indenture. Nothing in this Third Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes any benefit of any legal or equitable right, remedy or claim under the Indenture, this Third Supplemental Indenture or the Notes.

Section 2.9. Successors. All agreements of the Company in this Third Supplemental Indenture shall bind their respective successors. All agreements of the Trustee in this Third Supplemental Indenture shall bind its successors.

Section 2.10. Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company and the Guarantors and the Trustee assumes no responsibility for their correctness.

Section 2.11. Certain Duties and Responsibilities of the Trustee. In entering into this Third Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 2.12. Governing Law. This Third Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

Section 2.13. Counterpart Originals. The parties may sign any number of copies of this Third Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 2.14. Effectiveness. This Third Supplemental Indenture shall become effective upon execution by the Company and the Trustee. As used herein, the “Amendment Operative Date”, which is the date that the Proposed Amendments shall be operative, shall mean the date that the Company delivers written notice to the Trustee that that the Notes tendered and not validly withdrawn pursuant to the Solicitation Statement are accepted and purchased by the Company.

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplemental Indenture to be duly executed as of the date first above written.

APOGENT TECHNOLOGIES INC.

By:	/s/ Michael K. Bresson
Name:	Michael K. Bresson
Title:	Executive Vice President – Administration, General Counsel and Secretary

The Bank of New York,
as Trustee and not in
its individual capacity

By:	/s/ Robert A. Massimillo
Name:	Robert A. Massimillo
Title:	Vice President